April 1, 2011

Ms. Jaime G. John

Staff Accountant

Division of Corporation Finance

U.S. Securities & Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Dear Ms. John:

We are writing in response to your letter to us of March 31, 2011 to acknowledge that:

•

the company is responsible for the adequacy and accuracy of the disclosure in the filing;

•

staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•

the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Yours truly,

Validian Corporation

/s/ Bruce Benn

Bruce Benn

President, Chief Executive Officer

and Chief Financial Officer

Validian Corporation • 30 Metcalfe St., Suite 600 • Ottawa, Canada K1P 5L4

Tel. (613) 230-7211 • Fax. (613) 230-6055 • www.Validian.com